14048381

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 66396

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ehrenberg Chesler Securities, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Ste 108
(No. and Street)

San Antonio (City) TX (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Chesler (210) – 472 – 1103
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Britts & Associates, LLP**
(Name – *if individual, state last, first, middle name*)

3201 Cherry Ridge, Ste A104 (Address) San Antonio (City) TX (State) 78230 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/21/14

# OATH OR AFFIRMATION

I, Alan Chesler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ehrenberg Chesler Securities, Inc., as of February 26, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KRISTEL A VELA
My Commission Expires
January 5, 2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss). (Statement of Comprehensive Income)
X (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EHRENBERG CHESLER SECURITIES, INC.

## AUDITED FINANCIAL STATEMENTS

## AND SUPPLEMENTAL INFORMATION

**December 31, 2013**

*Britts & Associates, LLP*
*(A Registered Limited Liability Partnership)*
*Certified Public Accountants*
*San Antonio, Texas*

# EHRENBERG CHESLER SECURITIES, INC.

## AUDITED FINANCIAL STATEMENTS

## AND SUPPLEMENTAL INFORMATION

**December 31, 2013**

*Britts & Associates, LLP*
*(A Registered Limited Liability Partnership)*
*Certified Public Accountants*
*San Antonio, Texas*

**EHRENBERG CHESLER SECURITIES, INC.**

**TABLE OF CONTENTS**

Britts & Associates LLP

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

*Winner of the Governor's State of Texas Small Business Award*
*Best Practices: Business Skills 2011*

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
of Ehrenberg Chesler Securities, Inc.

## Report on the Financial Statements

We have audited the accompanying financial statements of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECS as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules I, II, III, Reconciliation of Net Capital Per Computation on Audited Supplemental Information to Amount Reported on Form X-17A-5 and Schedule of Operating Expenses is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the above referenced list has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the above referenced list is fairly stated in all material respects in relation to the financial statements as a whole.

Britts & Associates, LLP

Britts & Associates LLP

San Antonio, TX
February 14, 2013

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of Ehrenberg Chesler Securities, Inc.

In planning and performing our audit of the financial statements of Ehrenberg Chesler Securities, Inc. (ECS) as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered ECS's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of ECS's internal control. Accordingly, we do not express an opinion on the effectiveness of ECS's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by ECS including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because ECS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of ECS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ECS's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FRNA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Britts & Associates, LLP

San Antonio, TX
February 14, 2014

**Ehrenberg Chesler Securities, Inc.**
**Statement of Financial Condition**
**December 31, 2013**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash in bank (including interest bearing accounts) | $ | 28,445 |
| Accounts receivable (net of allowance for credit losses of $0) | | 6,000 |
| Federal income tax receivable - **Note D** | | 2,641 |
| Prepaid expenses affiliates - **Note B** | | 10,250 |
| Prepaid expenses-other | | 1,222 |
| Other | | 54 |
| Total current assets | | 48,612 |
| **PROPERTY AND EQUIPMENT:** | | |
| Furniture and fixtures | | 9,054 |
| Less accumulated depreciation | | (7,015) |
| | | 2,039 |
| | $ | 50,651 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Accounts payable | $ | 6,604 |
| Total current liabilities | | 6,604 |
| **LONG-TERM LIABILITIES** | | |
| Deferred income taxes long-term | | 2,000 |
| Total long-term liabilities | | 2,000 |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, $1 par; 100,000,000 shares authorized; 1,000 shares issued and outstanding | | 1,000 |
| Additional paid in capital | | 21,100 |
| Retained earnings | | 19,947 |
| Total stockholder's equity | | 42,047 |
| | $ | 50,651 |

The accompanying notes are an integral part of these financial statements.

**Ehrenberg Chesler Securities, Inc.**
**STATEMENT OF COMPREHENSIVE INCOME**
**For the year ended December 31, 2013**

| | | |
|---|---|---|
| Revenue | $ | 177,815 |
| Operating expenses | | 165,313 |
| Earnings from operations | | 12,502 |
| Other income: | | |
| Other | | 757 |
| Interest income (expense)-net | | 607 |
| | | 1,364 |
| Earnings before income taxes | | 13,866 |
| Income tax: | | |
| Income Tax expense (benefit)-current - **Note D** | | 1,780 |
| Deferred Tax expense (benefit)-current - **Note D** | | 2,000 |
| Tax (benefit) from Net Operating Loss Carryforward - **Note D** | | (1,780) |
| State | | - |
| Income Tax Net | | 2,000 |
| **NET INCOME** | | 11,866 |
| Comprehensive Income (Expense) | | - |
| **NET COMPREHENSIVE INCOME** | $ | 11,866 |

The accompanying notes are an integral part of these financial statements.

## Ehrenberg Chesler Securities, Inc.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## For the year ended December 31, 2013

| | Common Stock | | | | | |
|---|---|---|---|---|---|---|
| | Shares Issued and Outstanding | Amount | Additional Paid in Capital | Comprehensive Income | Retained Earnings | Total |
| Balance - December 31, 2012 | 1,000 | $1,000 | $ 21,100 | $ - | $ 8,081 | $ 30,181 |
| Contributions to Capital | - | - | - | - | - | - |
| Comprehensive Income | - | - | - | - | 11,866 | 11,866 |
| Balance - December 31, 2013 | 1,000 | $1,000 | $ 21,100 | $ - | $ 19,947 | $ 42,047 |

The accompanying notes are an integral part of these financial statements.

**Ehrenberg Chesler Securities, Inc.**
**Statement of Changes in Liabilities Subordinated to Claims of General Creditors**
**For the year ended December 31, 2013**

| | |
|---|---|
| Balance at December 31, 2012 | $ - |
| Current year changes: | |
| Increases | - |
| Decreases | - |
| Net change for the year | - |
| **Balance at December 31, 2013** | **$ -** |

The accompanying notes are an integral part of these financial statements.

**Ehrenberg Chesler Securities, Inc.**
**Statement of Cash Flows**
**For the year ended December 31, 2013**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Income | $ 11,866 |
| Adjustments to reconcile net earnings | |
| to net cash provided by operating activities: | |
| Depreciation expense - **Note A** | 315 |
| (Increase) decrease in: | |
| Accounts receivable | (5,100) |
| Federal income tax receivable | - |
| Prepaid expenses | (4,828) |
| Other | (12) |
| Increase (decrease) in: | |
| Accounts payable | 6,604 |
| Federal income tax payable | - |
| Provision for deferred taxes | 2,000 |
| Total adjustments | (1,021) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 10,845 |
| NET INCREASE IN CASH | 10,845 |
| Cash - beginning of year | 17,600 |
| Cash - end of year | $ 28,445 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:**

| | |
|---|---|
| Cash paid during the year: | |
| Taxes | $ - |
| Interest | $ - |

The accompanying notes are an integral part of these financial statements.

**EHRENBERG CHESLER SECURITITES, INC.**
**Notes to the Financial Statements**
**December 31, 2013**

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Ehrenberg Chesler Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company is a Broker/Dealer, as defined by the Financial Industry Regulatory Authority (FINRA). Pursuant to its registration with the FINRA, the Company focuses on three types of business: 1) the sale of direct participation programs in primary distributions; 2) private placements of securities; and 3) other securities business comprised mainly of merger and acquisition advisory services.

Revenue Recognition and Accounts Receivable

Under routine contracts, the Company recognizes revenue on engagements when a subscription is actually sold. Certain revenues can be recognized prior to the subscription sale under contracts that specify a non-refundable retainer upon the acceptance of an engagement or a fee equal to an agreed-upon percentage of the gross proceeds. The terms of an engagement grant the Company the exclusive right to act on behalf of the client for a period ranging from 90 to 120 days from the date the engagement letter is executed.

No trade accounts receivable are considered uncollectible as of December 31, 2013. The Company determines accounts to be uncollectible after the past due account has been reviewed by the Company's legal counsel and deemed uncollectible by regular collection procedures.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid financial instruments, with original maturities of three months or less when purchased, to be cash equivalents.

Advertising Costs

Advertising costs are expensed as incurred and are included in operating expenses.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1– Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company holds certain profits interests in partnerships that were acquired in exchange for services rendered to that entity. The investments have not generated any earnings from operations since the Company acquired the investment and the fair value of the investment is negligible as of December 31, 2013 as determined under Level 3 FASB ASC 820 as described above. The value of the investment is immaterial to the financial statements taken as a whole.

Comprehensive Income

There were no items of other comprehensive income and thus the net results of operations represent comprehensive income activity.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes and to record the effect of tax positions considered in the Company's income tax returns.

Depreciation

Property and equipment are stated at cost. The estimated useful life of equipment and furniture ranges from 5-7 years. Depreciation is computed using the straight-line method over the estimated useful life for financial reporting purposes. For tax return purposes the Company uses MACRS over the useful life of the assets. Book depreciation expense for the year ended December 31, 2013 was $315.

Use of Estimates

Management of the Company makes estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

## NOTE B – RELATED PARTIES TRANSACTIONS

The Company shares office space with an affiliated company whereby overhead expenses such as rent, telephone and other third party expenses are shared. The affiliate provides a schedule of actual expenses paid and such expenses are shared based upon the number of assignments undertaken by each company. Overhead expenses for the year ended December 31, 2013 were $5,284. Prepaid expenses at December 31, 2013 were $10,250. The Company is owned 100% by a holding company. During 2013, the Company paid $188 in fees to the holding company. The Company does not receive any financial support from the holding company.

## NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The cash balance never exceeded the FDIC's insurance limits of $250,000 from January 1 through December 31, 2013. In addition, the Company does not require collateral from its customers.

## NOTE D – INCOME TAXES

The Company is a Subchapter C corporation of the Internal Revenue Code.

The Company uses accounting methods that recognize depreciation sooner for income tax purposes than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes should be recorded for these differences, which will be taxable in future periods through reduced deductions for tax purposes. Also, for income tax reporting, the company reports its revenue and expenses on the cash basis of accounting. As a result, net income for financial reporting differs from tax by the net differences between trade accounts receivables, prepaid expenses, and trade payables. Deferred income taxes should be recorded for these timing differences.

The (provision) benefit for federal income taxes consists of the following components:

| | 2013 |
|---|---|
| Current | $ 1,780 |
| Deferred taxes-current | 2,000 |
| Tax (benefit) from Net Operating Loss Carryforward | (1,780) |
| | $ 2,000 |

The Company had net operating losses available of $51,014 after filing the 2012 Federal income tax return. After carrying back the tax loss to 2010 which created a $2,641 Federal Income Tax receivable, the Company has elected to carryforward the losses to future years. The net operating loss will expire in 2032. The Company utilized $11,866 of this net operating loss in the current year leaving $39,148 remaining.

Since there is significant uncertainty regarding the ability of the Company to utilize this loss carryforward in the foreseeable future, a valuation account has been established to offset any deferred tax benefits that have been created for the net operating loss carryforwards. Deferred

**NOTE D – INCOME TAXES (continued)**

tax liabilities arising from other timing difference are reflected in the financial statements approximating $2,000. The Company has not taken any other tax positions.

There were no state income taxes due for the year ended December 31, 2013.

As of 2013 the tax years that remain subject to examination by taxing authorities begin with 2010.

**NOTE E – NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was .26 to 1. At December 31, 2013, the Company had net capital of $25,839, which was $20,839 in excess of its required net capital of $5,000.

**NOTE F – PROFIT INTERESTS AS COMPENSATION**

The Company has received limited partnership interests as part of its compensation for services. The partnership interests are limited to profits only. As of December 31, 2013, the partnerships have incurred significant losses. Profits are not expected in the foreseeable future; therefore, no value has been assigned to the limited partnerships.

**NOTE G – STOCK WARRANTS AS COMPENSATION**

Certain contracts with clients specify for the Company to be offered stock warrants as additional compensation. The warrants are contingent upon certain criteria set forth in the contracts and the number of warrants is based on formulas specific to the contract.

The price of the warrants as of December 31, 2013 cannot be determined due to criteria not being fulfilled and other factors.

The stock warrants are exercisable at the option of the Company; however, none have been exercised as of December 31, 2013. The warrants have expiration dates that vary depending upon certain events. None have expired as of December 31, 2013.

**EHRENBERG CHESLER SECURITITES, INC.**
**Notes to the Financial Statements (Continued)**
**December 31, 2013**

## NOTE H – AVAILABILITY OF ANNUAL AUDIT REPORT

The statement of financial condition as of December 31, 2013, is available for examination at the office of the Company in San Antonio, Texas and the SEC in Ft. Worth, Texas.

## NOTE I – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 14, 2014, the date which the financial statements were available to be issued. No significant issues have been noted.

# SUPPLEMENTAL INFORMATION

**Ehrenberg Chesler Securities, Inc.**
**Schedule I**
**Computation of Net Capital and Aggregate**
**Indebtedness Pursuant to Rule 15c3-1**
**December 31, 2013**

| | | |
|---|---|---|
| Total stockholder's equity for net capital | $ | 42,047 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Total capital and allowable subordinated liabilities | | 42,047 |
| Deductions and/or charges: | | |
| Non-allowable assets | | (16,208) |
| Total deductions and/or charges | | (16,208) |
| NET CAPITAL | $ | 25,839 |
| Aggregate indebtedness: | | |
| Accrued expenses | | 6,604 |
| Total aggregate indebtedness | $ | 6,604 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 5,000 |
| Net capital in excess of minimum requirement | $ | 20,839 |
| Ratio of aggregate indebtedness to net capital | | 0.26 to 1 |

See Independent Auditor's Report.

**Ehrenberg Chesler Securities, Inc.**
**Schedule II**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3**
**Exemption Statement**
**December 31, 2013**

The Company is exempt from Reserve Requirements under Rule 15c3-3 (Subparagraph K).

See Independent Auditor's Report.

**Ehrenberg Chesler Securities, Inc.**
**Schedule III**
**Computation of Net Capital and Aggregate**
**Informatioon for Possession or Control Requirements**
**Under Rule 15c3-3**
**Exemption Statement**
**December 31, 2013**

The Company is exempt from Possession or Control Requirements under Rule 15c3-3.

See Independent Auditor's Report.

**Ehrenberg Chesler Securities, Inc.**
**Reconciliation of Net Capital Per Computation on Audited Supplemental Information to Amount Reported On Form X-17A-5**
**December 31, 2013**

| | | |
|---|---|---|
| Net capital reported on form X-17A-5 | $ | 25,839 |
| Adjustments | | - |
| Net capital reported on audited supplemental information | $ | 25,839 |

See Independent Auditor's Report.

**Ehrenberg Chesler Securities, Inc.**
**SCHEDULE OF OPERATING EXPENSES**
**For the year ended December 31, 2013**

| | |
|---|---|
| Broker commission | $ 139,522 |
| Bad debts | 900 |
| Continung education | 200 |
| Depreciation | 315 |
| Dues and subscriptions | 6,665 |
| Insurance-fidelity bond | 576 |
| Meals and entertainment | 137 |
| Postage and delivery | 69 |
| Professional fees | 11,645 |
| Rent/office expense | 5,284 |
| | $ 165,313 |

See Independent Auditor's Report.